Exhibit 11 – Statement regarding computation of per share earnings

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:

	2004	2003	2002
Net income (loss)	$ 174,820	$ 123,006	$ 213,576

Basic earnings per share:
Weighted average shares outstanding	5,104,678	5,098,667	5,098,667

Diluted earnings per share:
Weighted average shares outstanding	5,104,678	5,098,667	5,098,667
Incremental shares from assumed conversion of stock options	167,933	37,199	-
Weighted average shares outstanding	5,272,611	5,135,866	5,098,667